FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
DATE OF REPORT MARCH 27, 2003

Telekom Austria AG
(Exact name of Registrant as specified in its charter)

Telekom Austria, Incorporated
(Translation of Registrant’s name into English)

Schwarzenbergplatz 3
1010 Vienna, Austria
(011) 43 590-5910
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F ☒	FORM 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ☐	NO ☒

[If “Yes “ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

Telekom Austria Group

Results for the Financial Year 2002

•	Total managed Group revenues increase by 1.3% on a comparable year-on-year basis to EUR 3.9 billion

•	Total managed Group EBITDA, as adjusted, increases by 2.7% to EUR 1.5 billion

•	Full year net profit turns positive to EUR 12.8 million after a net loss of EUR 104.6 million in 2001

•	Capital expenditures fall by 18.4% to EUR 662.4 million

•	Net debt declines to EUR 3,204.2 million compared to EUR 3,282.1 million in the previous year despite financing of the acquisition of the mobilkom austria stake

•	Fixed line revenues fall by 6.5%; improvement of intra-year revenue trend continued in 4Q 02

•	Mobile revenues rise by 11.5% in 2002, with all operations showing a positive EBITDA

Note: All financial figures according to U.S. GAAP; if not defined otherwise, all comparisons are given year-on-year

Vienna, March 27, 2003 — Telekom Austria AG (VSE: TKA; NYSE: TKA) today announced its results for the full year 2002 and the fourth quarter ending on December 31, 2002.

Total managed revenues increased by 1.3% to EUR 3,908.2 million on a comparable basis, i.e. adjusting 2001 figures for the impact of the netting of transit interconnection revenues and costs, introduced at the beginning of 2002.

The rise in total managed EBITDA by 2.7% to EUR 1,514.8 million during the full year 2002 was driven by the growth in the mobile business segment.

The improvement of total managed EBIT from EUR 158 million in 2001 to EUR 323.5 million includes the impact of the reduction of charges primarily relating to the impairment in the goodwill of Czech On Line which fell from EUR 145.1 million in 2001 to EUR 41.9 million in 2002.

Consolidated net profit of Telekom Austria AG rose to EUR 12.8 million during the full year 2002 from a net loss of EUR 104.6 million in the same period of the previous year. Earnings per share improved from EUR (0.21) to EUR 0.03.

Efforts to reduce capital expenditures continued during the fourth quarter and led to a decline for the full year of 18.4% to EUR 662.4million.

The improvement of the operating result and lower capital expenditures contributed to reduce net debt by EUR 77.9 million to EUR 3,204.2 million as of December 31, 2002 compared to the end of 2001. This reduction took place despite the debt incurred to finance the acquisition of the remaining 25.001% stake in mobilkom austria for EUR 693.1 million, including transaction costs.

Quarterly figures show an increase in total managed revenues on a comparable basis by 3.8% to EUR 1,008.4 million during 4Q 02 compared to the same period in the prior year. Total managed EBITDA declined by 1.9% to EUR 303.9 million. Quarterly EBIT improved from (140.8) million to EUR (62.0) million.

4Q 02 EBITDA in the fixed line business includes the impact from the transfer of additional participants in Telekom Austria’s voluntary retirement program into the state’s early retirement schemes. This lead to reversals of voluntary retirement provisions in the amount of EUR 24.3 million in 4Q 02 and EUR 57.4 million for the full year 2002. In 4Q 02 this additional income was more than off-set by extraordinary personnel and other operating costs in the total amount of EUR 27.4million.

The consolidated financial statements including notes are available on the company website www.telekom.at.

Financial highlights

in EUR million	4Q 02	4Q 01	% change	FY 02	FY 01	% change	FY 01
		adjusted***		adjusted***	adjusted***		Previously
							reported***

Total managed revenues	1,008.4	971.1	3.8%	3,908.2	3,859.3	1.3%	3,943.2
Results excluding idle workforce costs and net loss from retirement of long lived assets:
Total managed EBITDA*	303.9	309.7	-1.9%	1,514.8	1,474.8	2.7%
Total managed EBIT*	-62.0	-140.8	56.0%	323.5	158.0	104.7%
Costs for idle work force	7.5	13.8	-45.7%	29.4	52.0	-43.5%
Net losses from retirement of long lived assets	21.0	—	—	21.0	—	—
Results including idle workforce costs and net losses from retirement of long lived assets:
Total managed EBITDA	275.4	295.9	-6.9%	1,464.4	1,422.8	2.9%
Total managed EBIT	-90.5	-154.6	-41.5%	273.1	106.1	157.4%
Consolidated net profit of Telekom Austria AG	-99.2	-120.7	17.8%	12.8	-104.6	—
Earning per share (in EUR)	-0.19	-0.24	20.8%	0.03	-0.21	—
Capital expenditures**	289.1	359.4	-21.0%	662.4	812.2	-18.4%
in EUR million				31/12/02	31/12/01	% change

Net debt — Telekom Austria Group, as defined				3,204.2	3,282.1	-2.4%

Telekom Austria Group: Results for the Financial Year 2002 | 2

*	Total managed EBIT is adjusted as operating income excluding idle workforce costs and net losses from retirement of long-lived assets. Total managed EBITDA is defined as total managed EBIT excluding depreciation and amortisation and impairment charges. Following a change in reporting under U.S. GAAP, net losses from retirement of long-lived assets amounting to EUR 21.0 million are included in operating results in 2002, while the equivalent amount for 2001 (EUR 39.0 million) was shown as part of non-operating expenses in 2001. For comparative purposes the definition of EBITDA and EBIT was adjusted accordingly.

Costs for idle workforce, which are excluded from total managed EBITDA and EBIT, include costs for civil servants who have been released or transferred from the workforce, cash settlements for civil servants who have agreed to leave with severance packages as well as costs for civil servants who have been on medical leave and have applied for early retirement. Costs for idle workforce fell to EUR 29.4 for the full year 2002, compared with EUR 52.0 million in 2001.

**	Additions to property, plant & equipment

***	As of January 1, 2002 the regulatory authority approved a request by Telekom Austria AG for a change in the way interconnection charges between Austrian alternative telecommunications providers are billed and collected. This led to a decrease in both fixed-line revenues and operating expenses but had no impact on EBITDA. For comparative purposes this news release provides adjusted figures where appropriate.

Accounting impact following the acquisition of the remaining 25% of mobilkom austria

Until the repurchase of the minority stake by Telekom Austria on June 28, 2002 mobilkom austria was accounted for under the equity method because of certain participating rights held by the minority shareholder Telecom Italia Mobile SpA (TIM). As a result of this acquisition the consolidated statements of operations of Telekom Austria according to U.S. GAAP for 2002 reflect the results of operations of mobilkom austria through June 28, 2002 at equity in earnings, with full consolidation for the period from June 28, 2002 to December 31, 2002.

Total managed figures which are the basis for the discussion of the business development in this news release include the mobile communications segment at 100% both in 2001 and 2002. The tables attached to this results release include both consolidated and total managed statements of operations with a reconciliation.

Group Review

Revenues

During the 2002 financial year, total managed revenues rose by 1.3% to EUR 3.9 billion, compared to the same period of the previous year.

The year-on-year reduction of fixed line revenues by 6.5% to EUR 2,057.2 million during 2002 reflects primarily lower traffic volumes and lower average prices stemming from Telekom Austria’s competitively priced TikTak tariff schemes which were introduced with the aim to stabilize market share. The improvement of the intra-year revenue trend continued during 4Q 2002.

While voice market share continued to rise during the fourth quarter, the overall market share, based on minutes including Internet dial-up, fell slightly during the fourth quarter to 55.3%, down from 55.6% at the end of September 2002 and from 56.2% at year-end 2001.

The increase in revenues in the mobile communications business segment by 11.5% to EUR 1,909.4 million during 2002 was driven by the subscriber growth in Austria and in Telekom Austria’s foreign mobile operations, in spite of seasonally lower roaming revenues during the fourth quarter.

Although the fourth quarter saw an improvement in data communication revenues, full year revenues were affected by the weakening economic situation. For the financial year 2002 revenues of the data communications business segment fell slightly by 0.1% to EUR 330.0 million compared to prior year.

Rising demand led to an increase in Internet revenues for the full year by 20.2% to EUR 119.6 million.

Telekom Austria Group: Results for the Financial Year 2002 | 3

Revenues	4Q 02	4Q 01	% change	FY 02	FY 01	% change	FY 01
		adjusted			adjusted		previously
in EUR million							reported

Fixed line	546.1	534.7	2.1%	2,057.2	2,199.5	-6.5%	2,456.7
Mobile communications	492.6	441.4	11.6%	1,909.4	1,713.2	11.5%	1,713.2
Data communications	94.3	91.6	2.9%	330.0	330.2	-0.1%	330.2
Internet	32.4	37.2	-12.9%	119.6	99.5	20.2%	99.5
Other & eliminations	-157.0	-133.8	-17.3%	-508.0	-483.1	-5.2%	-656.4

Total managed revenues	1,008.4	971.1	3.8%	3,908.2	3,859.3	1.3%	3,943.2

EBITDA, as adjusted

Developments on the operating level were similar, with the performance of the mobile segment offsetting the lower EBITDA in the fixed line business. Total managed EBITDA showed an increase year-on-year of 2.7% to EUR 1,514.8 million.

In the fixed line segment lower revenues led to a decline in EBITDA by 6.6% to EUR 813.2 million in 2002. Higher revenues also lead to an increase in 4Q 02 EBITDA. The amount includes the impact of higher reversals of early retirement provisions which were more than offset by higher costs resulting mostly from personnel and operating expenditures.

Full year 2002 EBITDA in mobile communications rose proportional to the rise in revenues by 15.7% to EUR 660.9 million. All operations of the mobile communications segment contributed positively to the EBITDA for the financial year 2002. 4Q 02 results include a provision in the amount of EUR 8.3 million for an obligation by the mobile segment which is eliminated upon consolidation.

The data communications segment was impacted by bad debt expenses related to the insolvencies of alternative telecommunications providers which led to a decline in EBITDA by 14.8% to EUR 46.6 million for the financial year 2002 compared to the same period of the previous year.

The negative EBITDA of the Internet segment improved from EUR (20.1) million in 2001 to EUR (13.4) million in 2002.

EBITDA
in EUR million	4Q 02	4Q 01	% change	FY 02	FY 01	% change

Fixed line	187.5	179.4	4.5%	813.2	871.0	-6.6%
Mobile communications	105.0	110.7	-5.1%	660.9	571.3	15.7%
Data communications	10.7	20.7	-48.3%	46.6	54.7	-14.8%
Internet	-7.4	1.3	—	-13.4	-20.1	33.3%
Other & eliminations	8.1	-2.4	—	7.5	-2.1	—

Total managed EBITDA*	303.9	309.7	-1.9%	1,514.8	1,474.8	2.7%

*	excluding costs for idle workforce and net loss from retirement of long lived assets

Including costs for idle workforce and net loss from retirement of long lived assets, total managed EBITDA increased by 2.9% to EUR 1,464.4million during the financial year 2002.

EBIT, as adjusted

Total managed EBIT rose from EUR 158.0 million in 2001 to EUR 323.5 million in 2002. This increase was primarily the result of a 9.5% reduction in depreciation and amortization, including impairment charges, to EUR 1,191.2 million. In 2002 an impairment of EUR 41.9 million was recognized, compared to EUR 145.1 million in 2001. This primarily relates to the impairment of goodwill for Czech On Line, which decreased from EUR 120.0 million in 2001 to 40.4 million in 2002. The remaining goodwill for Czech On Line amounts to EUR 14.6 million as of December 31, 2002. Upon adoption of SFAS 142 “Goodwill and other Intangible Assets” Telekom Austria has ceased the amortization of goodwill beginning January 1, 2002.

Telekom Austria Group: Results for the Financial Year 2002 | 4

EBIT
in EUR million	4Q 02	4Q 01	% change	FY 02	FY 01	% change

Fixed line	-64.4	-47.4	-35.9%	-21.4	35.0	—
Mobile communications	43.4	34.9	24.4%	392.1	303.5	29.2%
Data communications	3.1	9.9	-68.7%	10.5	19.3	-45.6%
Internet	-52.3	-121.8	57.1%	-65.7	-150.0	56.2%
Other & eliminations	8.2	-16.4	—	8.0	-49.8	—

Total managed EBIT*	-62.0	-140.8	56.0%	323.5	158.0	104.7%

*	excluding costs for idle workforce and net loss from retirement of long lived assets

Including idle workforce and net losses from retirement of long lived assets total managed EBIT rose from EUR 106.1 million in 2001 to EUR 273.1 million in 2002.

Consolidated net profit

A decrease in debt during the first six months and favorable financing of the purchase price for the acquisition of the stake in mobilkom austria of June 28, 2002 led to a reduction in total managed net interest expense for the Telekom Austria Group, (i.e. including mobilkom austria) of 8.2% to EUR 172.3 million for 2002.

Effective tax rate in total managed statement of operations amounts to 29.0%. At the end of 2002, the remaining tax losses carried forward without expiration amounted to EUR 530.7 million.

Telekom Austria closed 2002 with consolidated net income of EUR 12.8 million, which represents the first positive result since 1999 and a significant improvement over the prior year consolidated net loss of EUR 104.6 million. Earnings per share rose in parallel from EUR (0.21) in 2001 to EUR 0.03 in 2002.

Capital expenditures

Additions to property, plant and equipment:

in EUR million	4Q 02	4Q 01	% change	FY 02	FY 01	% change

Wireline services*	165.4	198.8	-16.8%	340.7	449.0	-24.1%
Mobile communications	123.7	160.6	-26.2%	321.7	363.2	-11.4%

Telekom Austria Group	289.1	359.4	-21.0%	662.4	812.2	-18.4%

*	includes fixed line, data communications and Internet

Strict control measures throughout the Telekom Austria Group led to a further reduction in additions to property, plant and equipment by 18.4% to EUR 662.4 million in 2002. In the wireline business segments the decrease amounted to 24.1% to EUR 340.7 million altogether, while capital expenditures in mobile communications fell by 11.4% to EUR 321.7 million.

Spending in mobile communications in 2002 was triggered by usage-induced expansion of capacity in Austria and growth in Slovenia and Croatia. 64.1% was spent in Austria, 22.4% in Croatia and the remainder primarily in Slovenia. In Austria EUR 40.0 million was spent to continue the extension of the UMTS network.

In 2002, the majority of wireline capital expenditures was dedicated to the fixed line segment which represented 90.3% of the total, with data representing 5.8% and the Internet business representing 3.9%. Fixed line investment activity focused on broadband technology (ADSL) and demand-related capacity adjustments in the main communications networks.

Net debt

The Telekom Austria Group was able to reduce consolidated net debt by EUR 77.9 million to EUR 3,204.2 million as of December 31, 2002, over the comparable prior year level, i.e. including 100% of mobilkom austria. This positive development was realized in spite of incurrence of additional debts to finance the purchase price of EUR 693.1 million for the 25% interest in mobilkom austria. Excluding the mobilkom austria acquisition, net debt would have fallen to EUR 2,511.1 million. The debt-to-equity ratio (net gearing) fell from 131.3% at year-end 2001 to 127.7% at year-end 2002. The development of net debt includes the impact of the sale of receivables to a Qualifying Special Purpose Entity (“QSPE”), which is not related to Telekom

Telekom Austria Group: Results for the Financial Year 2002 | 5

Austria. This sale took the form of recurring monthly transactions. In 2002 cash inflows from the QSPE totaled EUR 268.4 million for both Telekom Austria and mobilkom austria.

Net debt includes long-term debt, capital lease and short-term debt net of current portion of lease obligations reduced by cash and cash equivalents, short term investments as well as financial instruments, included in other assets in the amount of EUR 38.7 million. Net debt is shown without cross border lease obligations as these are covered by other assets.

Personnel

	End of period			Average of period

	31/12/02	31/12/01	change	FY 02	FY 01	change

Fixed Line *	10,213	11,903	-1,690	10,973	13,088	-2,115
Mobile communications	3,592	3,438	154	3,530	3,251	279
Data communications	779	877	-98	841	908	-67
Internet	367	368	-1	370	302	68

Telekom Austria Group	14,951	16,586	-1,635	15,714	17,549	-1,835

* including idle workforce	262	332	-70	592	565	27

In 2000 a headcount reduction program for the fixed line segment was approved ahead of the IPO. The goal of this program was to reduce the number of employees by one-third within five years.

Following a headcount reduction of 1,788 units in the fixed line, data communications and Internet segments the number of wireline employees as of December 31, 2002 was 11,359. During the reporting year, the target of the program has been met by over 80%. The increase in the number of employees in the mobile communication segment by 154 units to 3,592 is due primarily to growth in Croatia and Slovenia. Group headcount figures as a whole fell by 9.9% during 2002 to 14,951 units as of December 31, 2002.

Outlook for the business year 2003

Following the integration of the fixed line, data communications and Internet business segments into the wireline organization beginning January 1, 2003, the Telekom Austria Group will report results under the wireline and wireless (mobile communications) segments as of 2003. Also starting from 2003 EBITDA and EBIT will be reported including idle workforce costs and net losses from retirement of long-lived assets.

In the wireline segment, thanks to intensified marketing measures both for residential and business customers and further rigid cost control, revenues and earnings are expected to stabilize in 2003 following the decreases seen over recent years.

Competition in the Austrian mobile business is expected to intensify due to the market entry of new competitors. Additional marketing efforts to counter this additional competition were started last year. At the same time, roaming revenues are expected to decline due to lower tariffs. Although higher revenues and earnings are forecasted for the wireless segment, growth rates are not expected to match past levels.

Assuming the current economic environment Telekom Austria’s management is targeting a slight increase in total managed revenues and EBITDA for the group as a whole for 2003. Full consolidation of mobile results should contribute to the expected increase in net profit, which should enable the resumption of dividend payments in 2004 for the financial year 2003. The focus will continue to be on cash generation and debt reduction.

Telekom Austria Group: Results for the Financial Year 2002 | 6

Results by Business Segment:

Fixed Line Services

							FY 01
		4Q 01			FY 01		previously
in EUR million	4Q 02	adjusted	% change	FY 02	adjusted	% change	reported

Revenues	546.1	534.7	2.1%	2,057.2	2,199.5	-6.5%	2,456.7
EBITDA*	187.5	179.4	4.5%	813.2	871.0	-6.6%
EBIT*	-64.4	-47.4	-35.9%	-21.4	35.0	—
* excluding costs for idle workforce and net losses from the retirement of long-lived assets

Efforts for the improvement of Telekom Austria’s market position in the fixed line market continued during 4Q 2002. Although overall market share based on minutes, including Internet dial-up, declined slightly from 55.6% in 3Q 02 to 55.3% in 4Q 02, voice market share alone continued to rise by 0.7 percentage points to 52.6% at the end of 4Q 02 .

The stabilization of market shares is a result of targeted win-back campaigns, efficient deployment of resources in the most important sales channels, primarily direct sales, and campaigns to change the public’s perception of Telekom Austria as a high-priced provider. A major tool in order to achieve these goals was the further promotion of lower priced TikTak tariff packages, which reached a total of 840,300 at the end of December 2002.

The rate of decline in voice and dial-up minutes continued to slow and total volume fell by 1.7% during the 4Q 2002, compared to the same period in the prior year to a level of 2.67 billion minutes.

The number of access lines fell by 2.2% to 3.10 million, compared with year-end 2001, reflecting a 3.6% decline in PSTN lines and a 7.7% increase in ISDN lines. Total access channels fell by 1.2% to 3.76 million. Compared to year-end 2001, the number of ADSL lines grew by 73,500 during the financial year 2002 to 174,100 at the end of December, including 31,000 lines sold to wholesale customers.

The year-on-year change in fixed line revenues is shown on a comparable basis, i.e. adjusting 2001 figures for the impact of the netting of transit interconnection revenues and costs, which was introduced at the beginning of 2002.

The intra-year trend improvement in the fixed line business continued in 4Q 02 with a rise in revenues by 2.1% to EUR 546.1 million compared to the same period of the previous year. While traffic revenues fell by 12.8% during the 3Q 02 compared to the same period of the previous year, in 4Q 02 the decline slowed down to 5.5%. In 2Q 02 the decline had still amounted 25.1%.

The positive development of revenues also affected EBITDA, which rose by 4.5% to EUR 187.5 million during 4Q 02 compared to the same period of the previous year.

In June 2000, June 1999 and November 1997, Telekom Austria offered voluntary retirement incentive programs (VRIPs) to eligible civil servants and recorded appropriate provisions. On January 1, 2002 a new law was enacted to allow civil servants to move from Telekom Austria’s voluntary retirement incentive program (VRIP) into government funded early retirement at the age of 55. Telekom Austria’s obligation under the VRIP is reduced as pension payments to these former employees are thereafter covered by the government funded retirement plan.

As a number of employees either chose to take early retirement under this new law or qualified for early retirement as a result of medical disability, EUR 57.4 million of these provisions were reversed during the financial year 2002. The reversal amounted to EUR 24.3 million during 4Q 02. At the same time 4Q 02 saw additional provisions for personnel costs in the amount of EUR 14.8 million, primarily to provide for severance payments for active civil servants who have decided to take the above mentioned early retirement and to leave Telekom Austria. Other operating expenditures include EUR 12.6 million of one-off expenses resulting mostly from the centralization of office space in Vienna.

The rise in depreciation and amortization charges by 11.0% to EUR 251.8 million during 4Q 02 compared to the same period of the previous year, was primarily due to accelerated depreciation of network elements in the amount of EUR 30.9 million. As a result EBIT fell during 4Q 02 from EUR (47.4) million to EUR (64.4) million.

Telekom Austria Group: Results for the Financial Year 2002 | 7

Mobile Communications

in EUR million	4Q 02	4Q 01	% change	FY 02	FY 01	% change

Revenues	492.6	441.4	11.6%	1,909.4	1,713.2	11.5%
EBITDA*	105.0	110.7	-5.1%	660.9	571.3	15.7%
EBIT *	43.4	34.9	24.4%	392.1	303.5	29.2%

*	excluding net losses from the retirement of long-lived assets

On June 28, 2002, Telekom Austria acquired TIM’s 25.001% stake in mobilkom austria for a total purchase price of EUR 693.1 million, including transaction costs. The transaction gives Telekom Austria full control over mobilkom austria, full access to its strong cash flows and increases Telekom Austria’s future strategic flexibility.

In the mobile communications segment, the fourth quarter shows traditionally the lowest result during the year both due to lower roaming revenues and higher marketing as well as acquisition costs during the important christmas season.

Revenues in the mobile business segment 2002 rose by 11.6% to EUR 492.6 million during 4Q 02, compared to the same period of the previous year. EBITDA fell by 5.1% to EUR 105.0 million and EBIT rose due to lower depreciation and amortization expenses by 24.4% to EUR 43.4 million.

Compared with year-end 2001 the total number of subscribers in the mobile communications business segment grew by 11.9% to 4.45 million by December 31, 2002.

On January 7, 2003, mobilkom austria signed a partnership agreement with Vodafone to co-operate in the Austrian, Croatian and Slovenian markets. The primary objective of this partnership is intensive cooperation in the fields of roaming, purchasing, product development, as well as marketing and sales.

mobilkom austria

Intensified market efforts during the fourth quarter enabled mobilkom austria to increase both its subscriber numbers and market share in spite of the high mobile penetration in the Austrian market. The number of subscribers rose by 5.3% to approximately 3.0 million as of December 31, 2002, compared to year-end 2001, with the share of contract subscribers increasing further to 52.5% from 50.5%. Mobile penetration in Austria was at 83.1% at the end of December 2002 compared to 82.2% at year-end 2001. The average quarterly GSM churn rate fell from 6.2% in 4Q 01 to 5.1% in 4Q 02. Market share rose to 44.4% at the end of December 2002, compared to 42.9% at the end of December 2001.

The analog network was shut-down at the end of February, which resulted in mainly prepaid customers being removed from the subscriber base. Net additions to the GSM network during the year 2002 amount to around 224,800.

Revenues at mobilkom austria increased by 10.6% to EUR 399.3 million during 4Q 02, profiting from the increased subscriber base and a further rise in the monthly average revenue per user (ARPU) by 6.2% to 36.2 EUR in 4Q 02 compared to the same period in 2001. Higher ARPU was also driven by a 8.7% increase in total charged minutes of use (MOU) to 123.3 minutes per month in 4Q 02. The total of subscriber acquisition and retention costs fell slightly by 0.7% to EUR 41.3 million during the 4Q 02 compared to the same period of the previous year.

EBITDA fell by 6.2% to EUR 94.2 million. The decline is primarily due to higher interconnection costs and additional marketing costs to drive subscriber growth ahead of the expected intensified competition for 2003 as well as a provision in the amount of EUR 8.3 million which was eliminated upon consolidation on the level of Telekom Austria Group.

With lower depreciation and amortization expenses, 4Q 02 EBIT improved by 9.7% to EUR 54.0 million.

VIPnet

VIPnet in Croatia increased its subscriber numbers by 28.3% during the financial year 2002 to 1.1 million at the end of December 2002. Market share rose slightly to 48.2% at the end of 4Q 2002, compared to 47.1% at the end of September 2002, and is currently slightly lower than at year-end 2001 (48.7%). Croatian mobile penetration was 51.9% at the end of 4Q 2002. In spite of the slight decline in monthly ARPU by 1.7% to EUR 19.3 during 4Q 02 compared to the same period in the prior year, 4Q 2002 revenues of VIPnet rose by 19.3% to EUR 72.5 million compared to the same period of the previous year. The decline in EBITDA by 30% to EUR 11.6 million is due to higher marketing expenses and a one-off increase of bank charges in the amount of EUR 5.1 million included in other operating expenditures following the refinancing in 4Q 02. EBIT fell from EUR 3.9 million to EUR (4.7) million.

Telekom Austria Group: Results for the Financial Year 2002 | 8

As of January 30, 2000 mobilkom austria acquired additional 9% of VIPnet for a total purchase price of EUR 20.9 million, increasing its participation to 80%.

Si.mobil

Si.mobil subscriber numbers increased by 29.8% to 350.000 at the end of December 2002, compared with year-end 2001 and market share rose to 23.4% during 4Q 2002, compared to 21.9% at the end of September 2002 and 20.8% at the end of 2001. In Slovenia mobile penetration was 74.7% at the end of December 2002. With monthly ARPU up by 9.0% to EUR 15.7, Si.mobil increased its revenues by 3.4% to EUR 22.1 million during 4Q 2002, compared to the same period of the previous year, and EBITDA reached EUR (0.6) million (4Q 2001: EUR (6.0) million). For the year as a whole Si.mobil broke even at the EBITDA level with EUR 1.9 million. EBIT amounted to EUR (5.0) million during 4Q 02 compared to EUR (8.3) million in 4Q 01. As Si.mobil was acquired by mobilkom austria in February 2001, full year figures for 2001 include only ten months of its operations.

Telekom Austria fully consolidates Si.mobil of which mobilkom austria owns 75%+1 share because it has an option to purchase the remaining shares. At the end of the December, the final closing of the purchase of the remaining 25% was scheduled for 2007.

Data Communications

in EUR million	4Q 02	4Q 01	% change	FY 02	FY 01	% change

Revenues	94.3	91.6	2.9%	330.0	330.2	-0.1%
EBITDA*	10.7	20.7	-48.3%	46.6	54.7	-14.8%
EBIT*	3.1	9.9	-68.7%	10.5	19.3	-45.5%

*	excluding net losses from the retirement of long-lived assets

In data communications, revenues increased by 2.9% during the 4Q 2002 to EUR 94.3 million compared to the same period of the previous year. This increase was mainly due to higher revenues with corporate networks which outweighed the impact of weaker economic environment and price declines.

The decline in EBITDA during 4Q 02 compared to the same period of the previous year was primarily due to additional bad debt expenses, higher inventory write-offs and severance payments for the headcount reduction. EBIT fell from EUR 9.9 million in 4Q 01 to EUR 3.1 million in 4Q 02.

Internet

in EUR million	4Q 02	4Q 01	% change	FY 02	FY 01	% change

Revenues	32.4	37.2	-12.9%	119.6	99.5	20.2%
EBITDA*	-7.4	1.3	—	-13.4	-20.1	33.4%
EBIT*	-52.3	-121.8	57.1%	-65.7	-150.0	56.2%

*	excluding net losses from the retirement of long-lived assets

During the 4Q 02 revenues in the Internet segment declined from the exceptionally high level seen during the 4Q 01 by 12.9% to EUR 32.4 million. Together with higher marketing costs this lead to a decline in EBITDA from EUR 1.3 million in 4Q 01 to EUR (7.4) million in 4Q 02. The decline in EBIT from EUR (121.8) million in 4Q 01 to EUR (52.3) million is almost entirely due to lower impairment for the goodwill of Czech On Line.

Subscriber numbers in Austria rose by 27.0% during 2002 and reached a level of 846,500 by the end of December 2002, including 143,100 ADSL customers. During the last quarter a product simplification and intensified marketing measures led to an acceleration of ADSL net adds.

Czech On Line increased its subscriber number by 15.6 % to 275,300 during financial year 2002. Revenues rose by 25.6% to EUR 2.9 million in 4Q 02, compared to the same period of the previous year. EBITDA improved from EUR (0.6) million in 4Q 01 to EUR 0.1 million in 4Q 02.

Telekom Austria Group: Results for the Financial Year 2002 | 9

Contact:

Martin Bredl	Hans Fruhmann
Telekom Austria’s Company Spokesman	Head of Investor Relations
Tel: +43 (0) 059 059-1-11001	Tel: +43 (0) 59059 1-20917
E-Mail: martin.bredl@telekom.at	E-Mail: hans.fruhmann@telekom.at

Disclaimer:

This news release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements are usually accompanied by words such as “believe,” “intend,” “anticipate,” “plan,” “expect” and similar expressions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include, but are not limited to, the following:

•	the level of demand for telecommunications services or equipment, particularly with regard to access lines, traffic, bandwidth and new products;

•	competitive forces in liberalized markets, including pricing pressures, technological developments, alternative routing developments and new access technologies, and our ability to retain market share in the face of competition from existing and new market entrants;

•	the effects of our tariff reduction or other marketing initiatives;

•	the regulatory developments and changes, including the levels of tariffs, the terms of interconnection, unbundling of access lines and international settlement arrangements;

•	our ability to achieve cost savings and realize productivity improvements;

•	the success of new business, operating and financial initiatives, many of which involve start-up costs, and new systems and applications, particularly with regard to the integration of service offerings;

•	our ability to secure the licenses we need to offer new services and the cost of these licenses and related network infrastructure build-outs;

•	the progress of our domestic and international investments, joint ventures and alliances

•	the impact of our new business strategies and transformation program;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital expenditures;

•	the outcome of litigation in which we are involved;

•	the level of demand in the market for our shares which can affect our business strategies;

•	changes in the law including regulatory, civil servants and social security law, including pensions and tax law; and general economic conditions, government and regulatory policies, and business conditions in the markets we serve.

Figures included in this new release are unaudited.

– End –

Telekom Austria Group: Results for the Financial Year 2002 | 10

TELEKOM AUSTRIA AG
CONSOLIDATED BALANCE SHEETS
(in EUR, millions omitted)

	December 31,	December 31,
	2002	2001

ASSETS
Current assets
Cash and cash equivalents	27.3	26.4
Short-term investments	5.3	0.0
Accounts receivable trade, net of allowances of EUR 74.9 and EUR 47.1 as of December 31, 2002 and December 31, 2001	451.9	455.3
Receivables due from related parties	6.7	106.0
Inventories	91.3	55.8
Deferred tax assets	4.7	3.8
Prepaid expenses	81.9	25.4
Taxes receivable	22.8	38.1
Assets held for sale	30.5	0.0
Other current assets	142.9	128.4

TOTAL CURRENT ASSETS	865.3	839.2
Property, plant and equipment, net	5,000.7	4,591.8
Goodwill	590.7	60.2
Other intangible assets, net	725.9	20.4
Investments in affiliates	8.6	510.7
Other investments	162.7	171.5
Deferred tax assets	193.4	323.9
Due from related parties	0.0	218.0
Other assets	987.3	991.8

TOTAL ASSETS	8,534.3	7,727.3

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	1,309.9	978.1
Accounts payable — trade	649.9	439.5
Accrued liabilities	256.8	131.3
Payables to related parties	37.2	16.0
Deferred income	130.0	55.3
Income taxes payable	6.1	—
Other current liabilities	141.1	59.9

TOTAL CURRENT LIABILITIES	2,531.0	1,680.1
Long-term debt, net of current portion	2,079.9	2,005.2
Lease obligations, net of current portion	1,076.4	1,086.9
Employee benefit obligations	232.5	378.1
Other	105.0	76.6

Stockholders’ equity
Common stock, issued and outstanding shares 500,000,000 with zero par value	1,090.5	1,090.5
Additional paid in capital	452.5	451.7
Retained earnings	969.6	956.8
Accumulated other comprehensive income	-3.1	1.4

TOTAL STOCKHOLDERS’ EQUITY	2,509.5	2,500.4

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	8,534.3	7,727.3

Net debt	3,204.2	3,282.1
Net debt/Equity	127.7%	131.3%
Additions to property plant and equipment	662.4	812.2

Note:  Following the acquisition of the remaining stake in mobilkom austria on June 28, 2002, Telekom Austria has consolidated the balance sheet of mobilkom austria for the first time as of June 28, 2002. The consolidated statement of operations for financial year 2002, reflects Telekom Austria’s equity in earnings of mobilkom austria through June 28, 2002, and consolidates mobilkom austria’s results of operations for the period from June 28, 2002 until December 31, 2002. Total managed figures shown in this report include 100% of the mobile communications business segment for all periods presented and are therefore comparable throughout.

Telekom Austria Group: Results for the Financial Year 2002  11

TELEKOM AUSTRIA AG
CONSOLIDATED STATEMENTS OF OPERATIONS
(in EUR, millions omitted, except per share information)

			4Q 2002	4Q 2001	2002	2001

Operating revenues	a	)	1,008.5	658.7	3,118.1	2,659.7
Operating expenses	b	)
Materials			(93.9)	(11.5)	(196.4)	(71.9)
Employee costs, including benefits and taxes			(166.2)	(138.1)	(571.3)	(567.1)
Idle workforce			(7.5)	(13.8)	(29.4)	(52.0)
Depreciation and amortization			(324.0)	(229.8)	(1,016.3)	(904.1)
Impairment charges			(41.9)	(145.1)	(41.9)	(145.1)
Net loss from retirement of long lived assets			(18.7)	—	(18.7)	0.0
Other operating expenses			(444.5)	(307.6)	(1,186.7)	(1,114.9)

OPERATING INCOME (LOSS)			(88.2)	(187.2)	57.4	(195.4)
Other income (expense)
Interest income	c	)	20.6	21.1	88.2	82.7
Interest expense	d	)	(63.1)	(55.8)	(244.6)	(241.0)
Dividend income			0.4	0.0	0.4	2.2
Equity in earnings of affiliates			(3.8)	17.1	140.5	195.5
Other, net			4.5	(21.4)	1.9	(44.0)

INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTERESTS			(129.6)	(226.2)	43.8	(200.0)
Income tax benefit (expense)			28.2	105.3	(26.1)	94.9
Minority interests			2.3	0.1	(4.9)	0.5

NET INCOME (LOSS)			(99.2)	(120.8)	12.8	(104.6)

Basic and fully diluted earnings per share			(0.19)	(0.24)	0.03	(0.21)
a) includes revenues from related parties of			24.0	80.4	148.0	293.5
b) includes operating expenses from related parties of			45.9	91.8	178.9	314.8
c) includes interest income from related parties of			0.0	2.7	5.0	17.6
d) includes interest expense from related parties of			0.0	0.0	0.9	0.7

Telekom Austria Group: Results for the Financial Year 2002  12

TELEKOM AUSTRIA AG
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in EUR, millions omitted)

	4Q 2002	4Q 2001	2002	2001

Net Income (loss)	(99.2)	(120.7)	12.8	(104.6)
Depreciation and other non-cash items	365.8	374.9	1,052.7	930.4
Change in working capital	141.2	1.2	105.9	16.6

Cash generated from operations	407.8	255.4	1,171.4	842.4
Cash from (used in) investing activities	(271.5)	(199.9)	(1,175.9)	(453.2)
Cash from (used in) financing activities	(166.9)	(45.4)	1.8	(380.6)
Effect of exchange rate changes	2.4	0.1	3.6	0.1

Net increase (decrease) in cash and cash equivalents	(28.2)	10.2	0.9	8.7

Cash and cash equivalents at beginning of period			26.4	17.7
Cash and cash equivalents at end of period			27.3	26.4

TELEKOM AUSTRIA AG
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS ´ EQUITY
(in EUR millions omitted)

	Common stock				Accumulated
			Additional		other	Total
	Number of		paid	Retained	comprehensive	stockholders'
	shares	Par value	in capital	earnings	income (loss)	equity

Balance December 31, 2001	500,000.000	1,090.5	451.7	956.8	1.4	2,500.4
Comprehensive income
Sale of call options, net of EUR (0.4) income tax			0.8			0.8
Net income				12.8		12.8
Net unrealized loss on securities, net of EUR 0.4 deferred income tax					(0.7)	(0.7)
Foreign currency translation adjustment					(6.5)	(6.5)
Unrealized net gain of hedging activities, net of EUR (1.4) deferred income tax					2.7	2.7
Total comprehensive income						8.3

Balance December 31, 2002	500,000.000	1,090.5	452.5	969.6	(3.1)	2,509.5

Telekom Austria Group: Results for the Financial Year 2002  13

TELEKOM AUSTRIA
TOTAL MANAGED STATEMENTS OF OPERATIONS
(in EUR, millions omitted)

	2002	2001

Operating revenues*	3,908.2	3,859.3
Operating expenses
Materials	-294.0	-306.1
Employee costs, including benefits and taxes	-648.6	-701.3
Idle workforce	-29.4	-52.0
Depreciation and amortization incl. impairment charges	-1,191.2	-1,316.8
Net loss from retirement of long lived assets	-21.0	0.0
Other operating expenses*	-1,450.9	-1,377.1

OPERATING INCOME (LOSS)	273.1	106.0
Other income (expense)
Interest income	93.3	84.9
Interest expense	-265.6	-272.5
Dividend income	-2.3	-1.1
Other, net	0.7	-41.8

INCOME (LOSS) BEFORE INCOME TAXES AND MINORITY INTERESTS	99.2	-124.5
Income tax expense (benefit)	-28.8	62.1
Minority interests	-57.6	-42.2

NET INCOME (LOSS)	12.8	-104.6

* For comparative purposes 2001 has been adjusted for the impact of changes in the billing of interconnection charges between alternative telecommunications providers

Telekom Austria Group: Results for the Financial Year 2002  14

Telekom Austria Group
Total managed results

Revenues	4Q 02	4Q 01	% change	FY 02	FY 01	% change	FY 01
		adjusted			adjusted		previously
in EUR million							reported

Fixed line	546.1	534.7	2.1%	2,057.2	2,199.5	-6.5%	2,456.7
Mobile communications	492.6	441.4	11.6%	1,909.4	1,713.2	11.5%	1,713.2
Data communications	94.3	91.6	2.9%	330.0	330.2	-0.1%	330.2
Internet	32.4	37.2	-12.9%	119.6	99.5	20.2%	99.5
Other & eliminations	-157.0	-133.8	-17.3%	-508.0	-483.1	-5.2%	-656.4

Total managed revenues	1,008.4	971.1	3.8%	3,908.2	3,859.3	1.3%	3,943.2
Mobile communications	0.0	-441.4	—	-906.9	-1,713.2	47.1%	-1,713.2
Other & eliminations*	0.0	69.1	—	116.8	256.3	-54.4%	429.4

Consolidated revenues	1,008.4	598.8	68.4%	3,118.1	2,402.4	29.8%	2,659.4

EBITDA
in EUR million	4Q 02	4Q 01	% change	FY 02	FY 01	% change

Fixed line	187.5	179.4	4.5%	813.2	871.0	-6.6%
Mobile communications	105.0	110.7	-5.1%	660.9	571.3	15.7%
Data communications	10.7	20.7	-48.3%	46.6	54.7	-14.8%
Internet	-7.4	1.3	—	-13.4	-20.1	33.3%
Other & eliminations	8.1	-2.4	—	7.5	-2.1	—

Total managed EBITDA, adjusted*	303.9	309.7	-1.9%	1,514.8	1,474.8	2.7%
Idle workforce costs	-7.5	-13.8	45.7%	-29.4	-52.0	43.5%
Net losses from retirement of long lived assets	-21.0	0.0	—	-21.0	0.0	—
Total managed EBITDA incl. costs for idle workorce and net losses for retirement of long lived assets	275.4	295.9	-6.9%	1,464.4	1,422.8	2.9%
Mobile communications	0.0	-110.7	—	-351.4	-571.3	38.5%
Other & eliminations	2.3	2.5	-8.0%	2.6	2.2	18.2%

Consolidated EBITDA	277.7	187.7	48.0%	1,115.6	853.7	30.7%

EBIT
in EUR million	4Q 02	4Q 01	% change	FY 02	FY 01	% change

Fixed line	-64.4	-47.4	-35.9%	-21.4	35.0	—
Mobile communications	43.4	34.9	24.4%	392.1	303.5	29.2%
Data communications	3.1	9.9	-68.7%	10.5	19.3	-45.6%
Internet	-52.3	-121.8	57.1%	-65.7	-150.0	56.2%
Other & eliminations	8.2	-16.4	—	8.0	-49.8	—

Total managed EBIT, adjusted*	-62.0	-140.8	56.0%	323.5	158.0	104.7%
Idle workforce costs	-7.5	-13.8	45.7%	-29.4	-52.0	43.5%
Net loss from retirement of long lived assets	-21.0	0.0		-21.0	0.0	—

Total managed operating result	-90.5	-154.6	41.5%	273.1	106.0	157.4%
Mobile communications	0.0	-34.9	—	-218.2	-303.5	28.1%
Other & eliminations	2.3	2.3	0.0%	2.5	2.1	19.0%

Consolidated operating income (loss) acc. to U.S. GAAP	-88.2	-187.2	52.9%	57.4	-195.4	-

* excluding costs for idle work force and losses from retirement of long lived assets

For the explanation of total managed and consolidated figures please refer to note on page 11.

Telekom Austria Group: Results for the Financial Year 2002  15

Telekom Austria Group
Operational Data

Fixed line

Lines and channels (in ’000):	Dec. 31, 2002	Dec. 31, 2001	% change

PSTN access lines	2,659.1	2,759.8	-3.6%
Basic ISDN access lines	430.1	398.7	7.9%
Multi ISDN access lines	8.1	8.3	-2.4%

Total access lines	3,097.3	3,166.8	-2.2%

of theses ADSL access lines	174.1	100.6	73.1%
Total access channels	3,762.3	3,806.2	-1.2%

Traffic minutes (in millions of minutes)
During the period:	2002	2001	% change

Local	3,765	4,335	-13.1%
National long distance	842	823	2.3%
Fixed-to-mobile	826	830	-0.5%
International	472	476	-0.8%
Internet dial-up	4,305	4,505	-4.4%

Total fixed line minutes	10,210	10,969	-6.9%

Total market share	55.3%	56.2%
Carrier services:
Incoming international	1,141	1,090	4.7%
Outgoing international	1,169	1,044	12.0%
Total average voice telephony tariff (EUR cents/min.)	8.1	8.9	-9.6%
Total average Internet dial-up tariff (EUR cents/min.)	1.6	1.8	-10.0%

Internet

Subscribers (’in 000):	Dec. 31, 2002	Dec. 31, 2001	% change

Austria	846.5	666.4	27.0%
Czech Republic	275.3	238.2	15.6%

Employees of the Telekom Austria Group per business segment (full-time equivalents)

(End of period)	Dec. 31, 2002	Dec. 31, 2001	change

Fixed Line*	10,213	11,903	-1,690
Mobile communications	3,592	3,438	154
Data communications	779	877	-98
Internet	367	368	-1

Total	14,951	16,586	-1,635

* including idle workforce	262	332	-70

(Average of period)	2002	2001	change

Fixed Line*	10,973	13,088	-2,115
Mobile communications	3,530	3,251	279
Data communications	841	908	-67
Internet	370	302	68

Total	15,714	17,549	-1,835

* including idle workforce	592	565	27

Telekom Austria Group: Results for the Financial Year 2002  16

Telekom Austria Group
Operational Data

mobilkom austria group
(EUR million)	4Q 2002	4Q 2001	% change	2002	2001	% change

Revenues	492.6	441.4	11.6%	1,909.4	1,713.2	11.5%
EBITDA	105.0	110.7	-5.1%	660.9	571.3	15.7%
EBIT	43.4	34.9	24.4%	392.1	303.5	29.2%

	Dez. 31, 2002	Dez. 31, 2001	% change

Subscribers (’000)	4,451.2	3,976.5	11.9%

mobilkom austria
(EUR million)	4Q 2002	4Q 2001	% change	2002	2001	% change

Revenues	399.3	361.0	10.6%	1,538.3	1,441.7	6.7%
EBITDA	94.2	100.5	-6,2%	545.2	509.4	7.0%
EBIT	54.0	49.3	9.7%	349.2	325.6	7.2%
Monthly ARPU (EUR)	36.2	34.1	6.2%
SAC	22.2	26.2	-15.3%
SRC	19.1	15.4	24.0%

	Dez. 31, 2002	Dez. 31, 2001	% change

Subscribers (’000)	3,001.4	2,849.9	5.3%
Contract share	52.5%	50.5%
Total market share	44,4%	42.9%
Mobile penetration	83.1%	82.2%
GSM Churn (yearly)	17.0%	23.8%
Monthly MOU charged/ø subscriber (yearly average)	118.7	109.2	8.7%

VIPnet
(EUR million)	4Q 2002	4Q 2001	% change	2002	2001	% change

Revenues	72.5	60.7	19.3%	303.5	231.1	31.4%
EBITDA	11.6	16.5	-30.0%	114.8	79.2	45.0%
EBIT	-4.7	3.9	—	56.8	36.9	53.9%
Monthly ARPU (EUR)	19.3	19.7	-1.7%

	Dez. 31, 2002	Dez. 31, 2001	% change

Subscribers (’000)	1,097.8	855.7	28.3%
Contract share	16.0%	13.9%
Total market share	48.2%	48.7%
Mobile penetration	51.9%	38.9%
GSM Churn (yearly)	16.7%	15.8%

Si.mobil
(EUR million)	4Q 2002	4Q 2001	% change	2002	2001	% change

Revenues	22.1	21.3	3.4%	79.2	48.1	64.7%
EBITDA	-0.6	-6.0	90.0%	1.9	-15.6	—
EBIT	-5.0	-8.3	39.8%	-12.4	-23.1	46.3%
Monthly ARPU (EUR)	15.7	14.4	9.0%

	Dez. 31, 2002	Dez. 31, 2001	% change

Subscribers (’000)	350.0	269.6	29.8%
Contract share	44.1%	36.3%
Total market share	23.4%	20.8%
Mobile penetration	74.7%	64.9%
GSM Churn (yearly)	20.9%	19.2%

mobilkom [liechtenstein]
(EUR million)	4Q 2002	4Q 2001	% change	2002	2001	% change

Revenues	2.1	0.7	200%	5.0	1.6	212.5%
EBITDA	0.1	-0.4	—	0.1	-1.0	—

	Dez. 31, 2002	Dez. 31, 2001	% change

Subscribers (’000)	2.0	1.3	55.3%

Telekom Austria Group: Results for the Financial Year 2002  17

Note:  Due to US law Telekom Austria has to provide reconciliations between total managed group figures and consolidated figures according to US — GAAP which are shown on the following two pages.

Reconciliation from total managed EBITDA (excl. idle workforce costs and net loss from retirement of long lived assets) to consolidated cash flow
(in EUR, millions omitted, except per share information)

	2002	2001

EBITDA — Total Managed excl. idle workforce costs and net loss from retirement of long lived assets	1,514.8	1,474.8
Intersegmental eliminations on EBITDA	0.3	2.2
EBITDA mobile communications	-351.4	-571.3

EBITDA on consolidated basis excl. idle workforce costs and net loss from retirement of long lived assets	1,163.7	905.7
Depreciation, amortization and impairment charges	-1,058.2	-1,049.2

EBIT on consolidated basis excl. idle workforce costs and net loss from retirement of long lived assets	105.5	-143.5
Depreciation, amortization and impairment charges	1,058.2	1,049.2
Net loss from retirement of long lived assets	-18.7
Other income net	1.9	-44.0
Idle workforce costs	-29.4	-52.0
Net Interest	-156.4	-158.2
Income from Investments	141.0	197.8
Income Taxes	-26.1	94.9
Minority Interest	-4.9	0.5
Employee benefit obligation — non cash	-49.8	3.1
Allowance for doubtful accounts	39.2	14.8
Change in deferred taxes	33.5	-95.0
Dividends from affiliates, greater than (less than) equity in income	-45.9	-80.7
Gain/Loss on sales of investments and disposal of equipment	17.5	38.9
Changes in assets and liabilities, net of effect of business acquired	105.8	16.6

Cash generated from operations on consolidated basis	1,171.4	842.4

Telekom Austria Group: Results for the Financial Year 2002  18

TELEKOM AUSTRIA AG
RECONCILIATION OF TOTAL MANAGED TO US GAAP CONSOLIDATED STATEMENTS OF OPERATIONS
(in EUR, millions omitted, except per share information)

	Reconciliation				Reconciliation

	Total	Elimination of		U.S. GAAP	Total		Elimination			U.S. GAAP
	managed	mobilkom		Consolidated	managed	Change in	mobilkom			Consolidated
	results	austria prior to		results	results	inter-	austria			results
	2002	July 1, 2002	Eliminations*	2002	2001	connection**	for 2001	Eliminations*		2001

Operating revenues	3.908,2	–906,9	116,8 1)	3.118,1	3.859,3	257,2	–1.713,2	256,4	1)	2.659,7
Operating expenses
Materials	–294,0	103,7	–6,1	–196,4	–306,1		250,7	–16,5		–71,9
Employee costs, including benefits and taxes	–648,6	77,3	0,0	–571,3	–701,3		134,5	–0,3		–567,1
Idle workforce	–29,4	0,0	0,0	–29,4	–52,0					–52,0
Depreciation and amortization incl. impairment charges	–1.191,2	133,2	–0,2	–1.058,2	–1.316,8		267,8	–0,2		–1.049,2
Net loss from retirement of long lived assets	–21,0	2,3	0,0	–18,7	0,0					0,0
Other operating expenses	–1.450,9	374,5	–110,3 2)	–1.186,7	–1.377,1	–257,2	756,6	–237,2 2)		–1.114,9

OPERATING INCOME (LOSS)	273,1	–215,9	0,2	57,4	106,0	0,0	–303,6	2,2		–195,4
Other income (expense)
Interest income	93,3	–10,9	5,8	88,2	84,9		–20,5	18,3		82,7
Interest expense	–265,6	26,8	–5,8	–244,6	–272,5		49,9	–18,4		–241,0
Dividend income	–2,3	0,6	2,1 3)	0,4	–1,1		0,8	2,5 3)		2,2
Equity in earnings of affiliates	0,0		140,5 3)	140,5	0,0			195,5 3)		195,5
Other, net	0,7	1,1	0,1	1,9	–41,8		–2,2			–44,0

INCOME (LOSS) BEFORE INCOME TAXES AND MINOTITY INTERESTS	99,2	–198,3	143,0	43,8	–124,5	0,0	–275,6	200,1		–200,0
Income tax expense (benefit)	–28,8	2,7	0,0	–26,1	62,1		133,6	–100,8		94,9
Minority interests	–57,6	5,1	47,6	–4,9	–42,2		10,1	32,6		0,5

NET INCOME (LOSS)	12,8	–190,5	190,5	12,8	–104,6	0,0	–131,9	131,9		–104,6

*	Eliminations required to consolidate and recognize equity in earnings of mobilkom austria for the period from January 1, 2002 to June 30, 2002.

**	For comparative purposes 2001 was adjusted to reflect the impact of changes in the billing of interconnection charges to alternative telecommunications providers

	Consolidation of				Consolidation of
	statement of				statement of
	operations between				operations
	Telekom Austria				between Telekom
	Group and mobilkom		Consolidation	Elimination	Austria Group and			Consolidation	Elimination
	austria Group prior to	intercompany	of	in	mobilkom austria	change in	intercompany	of	in
	June 30, 2002	profit	investments	2002	Group 2001	interconnection	profit	investments	2001

1) Revenues	116,3	0,5		116,8	429,4	–173,1	0,0		256,4
2) Other operating expenses	–110,3			–110,3	–412,5	173,1	2,2		–237,2
3) Equity in earnings and dividend income		–0,2	142,9	142,7			–1,5	199,5	198,0

Telekom Austria Group: Results for the Financial Year 2002  19

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEKOM AUSTRIA AG

	By:	/s/ Heinz Sundt

Name: Heinz Sundt Title: Chief Executive Officer

	By:	/s/ Stefano Colombo

Name: Stefano Colombo Title: Chief Financial Officer
Date: March 27, 2003